

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2017

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> Re: **Rent-A-Center, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Engaged Capital**
> **Flagship Master Fund, LP, Glenn W. Welling, et al.**
> **Filed April 3, 2017**
> **File No. 1-38047**
>
> **Schedule 13D/A filed by**
> **Filed March 23, 2017**
> **File No. 5-49993**

Dear Mr. Wolosky:

We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1. We the references to five nominees. At such time as the participants confirm that the terms of only 3 directors expire at the annual meeting, please update the proxy statement and card accordingly.

2. We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. For example, but without limitation, we note the following statements:

- "…we fear the incumbent directors may be putting their self-interests ahead of those of stockholders"
- "members of the Board… are beholden to certain special interests inside the current boardroom."
- "The critical operational mistakes, all carried out under the leadership of the incumbent Board, include: the botched deployment of the Company's internally developed Store Information Management System…"
- "The Board…appears to have blindly rallied behind the wishes of Rent-A-Center's Chairman and interim CEO…"

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Incorporation by Reference, page 23

3.   It appears that the participants intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the Company distributes information to security holders is not appropriate. Please tell us whether the participants intend to disseminate their proxy statement prior to the distribution of the Company proxy statement and, if so, confirm their understanding that they must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Proxy Card

4.   We note the statement that if no direction is indicated with respect to the proposals on the card, the proxy will be voted "[for/against]" proposal 3. Please update to specify how the proxy will be voted.

Schedule 13D

5.   We note the last amendment to the Schedule 13D filed by Glenn W. Welling and Engaged Capital was filed March 23, 2017. Given that the parties filed a proxy statement on April 3, please advise us as to their intentions with respect to filing an amendment to the Schedule 13D to reflect the most recent developments regarding the solicitation in opposition.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions